

14048162

PUBLIC

UNITED STATES
~~ITIES AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8-~~66821~~ 68821

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/01/13___ AND ENDING ___12/31/13___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Berenberg Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street, 9th Floor
(No. and Street)

Boston   MA   02109
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Holder   617-292-8200
                                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Andrew Holder</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Berenberg Capital Markets LLC</u>, as of <u>December 31, 2013</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Executive Officer and President
Title

_____
Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Exp. Sept. 30, 19 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



IBDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

To the Member of
Berenberg Capital Markets LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the Company) (a wholly-owned subsidiary of Berenberg Americas LLC) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Berenberg Capital Markets LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 26, 2014

Berenberg Capital Markets LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 8,706,957
Accounts receivable	664,026
Due from customer	10,306,800
Prepaid expenses and other current assets	112,640
Deferred taxes receivable	267,111
Property and equipment, net	1,448,415
Total Assets	**$21,505,949**

Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 2,475,898
Dividend payable	740,000
Income taxes payable	144,024
Fail to receive	10,306,800
Deferred taxes payable	487,602
Deferred rent expense	564,123
Total Liabilities	**14,718,447**

Commitments (Note 4)	
Member's Equity:	
Member's equity	7,527,502
Dividends declared	(740,000)
Total Member's Equity	**6,787,502**
Total Liabilities and Member's Equity	**$21,505,949**

See accompanying notes to statement of financial condition.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company is wholly-owned by Berenberg Americas LLC ("Parent").

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company conducts its SEC Rule 15a-6 activities on a receive versus payment ("RVP")/delivery versus payment ("DVP") basis. The Company is allowed to conduct a settlement system that stipulates cash payment must be made simultaneously with the delivery of a security. Berenberg Bank ("Affiliate"), a foreign affiliate, has only been given the right to settle trades on behalf of the Company through the Prezioso interpreted letter in SEC Rule 15a-6. At year-end, the Company had due from customers/fail to receive accounts on its statement of financial condition of $10,306,800. The respective assets and liabilities net out with no impact on the statement of income.

2. Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Related Party Transactions

The Company is related through ownership to Joh.Berenberg, Gossler & Co. KG, also known as Berenberg Bank, a German financial institution based in Hamburg with the Parent as the intermediary holding company.

The Company offers its brokerage services to U.S. institutional investors in compliance with Rule 15a(b)(a)2 and a(3), which entitles the Company to receive revenue through a Cost-plus contractual agreement. The Company recognizes income when it is earned and, from time to time, there are nominal intercompany transactions incurred between the Company and the

Affiliate. For the year ended December 31, 2013, $664,026 was receivable and is included in accounts receivable on the statement of financial condition as of year-end.

Fair Value of Financial Instruments

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented on the statement of financial condition.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could significantly differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. It is the policy of the Company to comply with the provisions applicable to companies, as defined by Subchapter C of the Internal Revenue Code.

The Company files Federal, state and local income tax returns. No income tax returns are currently under examination. The statutes of limitation on each of the Company's income tax returns may remain open for an additional year depending upon jurisdiction.

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred rent	$230,249
Bonus depreciation	36,862
Total deferred tax assets	$267,111
Deferred tax liabilities:	
Property, plant and equipment	$487,602
Total deferred tax liabilities	$487,602

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods in which the deferred tax assets are deductible, at December 31, 2013, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

3. Property and Equipment, Net

At December 31, 2013, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Leasehold improvements	Lease term	$ 855,863
Computers and equipment	3-5 years	610,793
Furniture and fixtures	7 years	408,560
		1,875,216
Less: Accumulated depreciation and amortization		(426,801)
		$1,448,415

4. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2013, the Company had net capital of $6,457,416, which exceeded its requirement of $250,000 by $6,207,416.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statement through February 26, 2014, the date the financial statement was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statement.

Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT



Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2013

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Berenberg Capital Markets LLC

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